Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated February 1, 2012

File No. 333-178311

February 7, 2012

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated February 1, 2012 (the “Preliminary Prospectus”) included in Amendment No. 3 to the registration statement on Form S-1 (Commission File No. 333-178311) and the related registration statement on Form S-1MEF (Commission File No. 333-179419) filed under Rule 462(b). The following information supplements and updates the information contained in the Preliminary Prospectus.

To review a filed copy of the Preliminary Prospectus included in Amendment No. 3 to the registration statement on Form S-1, click on the following link:  http://www.sec.gov/Archives/edgar/data/1536035/000104746912000544/a2206977zs-1a.htm

To review a filed copy of the related registration statement on Form S-1MEF filed under Rule 462(b), click on the following link: http://www.sec.gov/Archives/edgar/data/1536035/000104746912000689/a2207188zs-1mef.htm

Price to public:	$8.50 per share

Trade date:	February 8, 2012

Closing date:	February 13, 2012

Common stock offered by us:	14,705,883

Common stock offered by the selling stockholders:	4,475,935

Total common stock offered:	19,181,818

Common stock to be outstanding immediately after this offering:	44,823,713

Option to purchase additional shares from the selling stockholders:	2,877,273

Dilution:

After giving effect to the sale of 19,181,818 common shares at an initial public offering price of $8.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom, as described under “Use of Proceeds”, our as adjusted net tangible book value as of October 1, 2011 would have been approximately $(424) million or $(9.40) per share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $8.20 per share and an immediate dilution to new investors of $17.90 per share. Investors purchasing our common stock in this offering will have contributed 89.6% of the total consideration paid for our common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037 or J.P. Morgan Securities LLC at 866-803-9204.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.